Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

More Egyptian acreage

A working interest offered to Statoil in a deepwater block off Egypt marks the second award of exploration acreage recently secured by the group in this north African country.

"We’re very satisfied with this," says Geir Richardsen, exploration manager for Egypt and Libya. "It gives us an even better foothold in a promising oil and gas region, and is in line with our north African strategy."

The operatorship and an 80% working interest in Mediterranean block 10 have been offered to Statoil following an international bidding round.

Sonatrach International Petroleum Exploration & Production (Sipex) – a wholly-owned subsidiary of Algerian state oil and gas company Sonatrach – has received a working interest of 20%.

The offer is conditional on the conclusion of a production sharing agreement, as well as on final approval by the Egyptian parliament.

Only three weeks have passed since Statoil was allocated the operatorship and an 80% working interest in block 9 in the same waters.

Blocks 9 and 10 lie west of the Nile delta and cover areas of 8,368 and 9,802 square kilometres respectively. Water depths are between 1,000 and 3,000 metres.

"We’ll enjoy major synergies in these two holdings," says Mr Richardsen. "In practice, they will form a single exploration area.

"It offers major exploration challenges, but we’re convinced that our experience from deepwater regions worldwide equips us well to conduct a successful exploration programme."

Egypt allocates blocks through bidding rounds, with awards determined on the basis of both technical and commercial parameters.

The country currently produces about 1.5 million barrels of oil equivalent per day, of which 60% is gas. Substantial discoveries in recent years have made Egypt a gas exporter.

Statoil opened an office in Cairo last January.

Further information from Statoil ASA:
www.statoil.com